SECURITIES AND EXCHANGE COMMISSION
                         WASHINGTON, DC   20549
                             _______________


                               SCHEDULE 13G
                              (RULE 13d-102)

        INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
         RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO 13d-2(b)



                            GLOBAL CROSSING LTD.
    ---------------------------------------------------------------------
                              (NAME OF ISSUER)


                                COMMON STOCK
    ---------------------------------------------------------------------
                       (TITLE OF CLASS OF SECURITIES)


                                 G3291A-10 0
    ---------------------------------------------------------------------
                               (CUSIP NUMBER)


                              DECEMBER 31, 1998
    ---------------------------------------------------------------------
          (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)


 Check the appropriate box to designate the rule pursuant to which this
 Schedule is filed:

      ( )  Rule 13d-1(b)

      ( )  Rule 13d-1(c)

      (X)  Rule 13d-1(d)



 CUSIP No.   G3291A-10 0           SCHEDULE 13G

 ---------------------------------------------------------------------------
 1.   NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

         David L. Lee
 ---------------------------------------------------------------------------
 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                              (a) ( )
                                                              (b) ( )
 ---------------------------------------------------------------------------
 3.   SEC USE ONLY

 ---------------------------------------------------------------------------
 4.   CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
 ---------------------------------------------------------------------------
                               5.   SOLE VOTING POWER
                                       8,704,472
       NUMBER OF               ---------------------------------------------
        SHARES                 6.   SHARED VOTING POWER
     BENEFICIALLY                      2,691,767
       OWNED BY                ---------------------------------------------
         EACH                  7.   SOLE DISPOSITIVE POWER
      REPORTING                        8,704,472
        PERSON                 ---------------------------------------------
         WITH                  8.   SHARED DISPOSITIVE POWER
                                       2,691,767
 ---------------------------------------------------------------------------
 9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         11,396,239
 ---------------------------------------------------------------------------
 10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
      SHARES*                                                    ( )

 ---------------------------------------------------------------------------
 11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         5.5%
 ---------------------------------------------------------------------------
 12.  TYPE OF REPORTING PERSON*

        IN
 ---------------------------------------------------------------------------




     Pursuant to Rule 13d-1 of Regulation 13D-G promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the undersigned hereby files this Schedule 13G Statement (the "Reporting Person").

 ITEM 1(a).   NAME OF ISSUER.

 Global Crossing Ltd.

 ITEM 1(b).   ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES.

 Wessex House
 45 Reid Street
 Hamilton, Bermuda

 ITEM 2(a).   NAME OF PERSON FILING.

 David L. Lee

 ITEM 2(b).   ADDRESS OF PRINCIPAL BUSINESS OFFICE, OR, IF NONE, RESIDENCE.

 The address of principal business or office of the Reporting Person is:

 Pacific Capital Group, Inc.
 150 El Camino Drive, Suite 204
 Beverly Hills, California 90212

 ITEM 2(c).   CITIZENSHIP.

 David L. Lee is a United States citizen.

 ITEM 2(d).   TITLE OF CLASS OF SECURITIES.

 Common Stock, par value $.01 per share (the "Common Stock").

 ITEM 2(e).   CUSIP NUMBER.

 G3291A-10 0.

 ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

 Not applicable.

 ITEM 4.  OWNERSHIP.

 (a) David L. Lee beneficially owns 11,396,239 shares of Common Stock as follows: 2,434,982 held directly by David L. Lee; 912,501 shares of Common Stock issuable upon exercise of warrants held directly by David L. Lee; 150,000 shares of Common Stock issuable upon the exercise of options which have vested as of December 31, 1998 held directly by David L. Lee; 2,616,617 shares of Common Stock held directly by the David and Ellen Lee Family Trust (the "Trust") (David L. Lee is a co-trustee of the Trust); 75,150 shares of Common Stock issuable upon exercise of warrants held directly by the Trust; 4,950,411 shares of Common Stock held directly by San Pasqual Corp., a Delaware corporation ("San Pasqual Corp.") (David L. Lee is the President of San Pasqual Corp. and owns 98.5% of the issued and outstanding shares of voting stock of San Pasqual Corp.); and 256,578 shares of Common Stock issuable upon exercise of warrants held directly by San Pasqual Corp.

 (b)       The 11,396,239 shares of Common Stock beneficially owned by David
           L. Lee represent 5.5% of the outstanding shares of the Common
           Stock.

           Percentage ownership of the Common Stock is based on the number of outstanding shares of Common Stock as of December 31, 1998.

 (c) David L. Lee has (i) sole voting power with respect to 2,434,982 shares of Common Stock held directly by David L. Lee, 912,501 shares of Common Stock issuable upon exercise of warrants held directly by David L. Lee, 150,000 shares of Common Stock issuable upon the exercise of options which have vested as of December 31, 1998 held directly by David L. Lee, 4,950,411 shares of Common Stock held directly by San Pasqual Corp., and 256,578 shares of Common Stock issuable upon exercise of warrants held directly by San Pasqual Corp.; (ii) shared voting power with respect to 2,616,617 shares of Common Stock held directly by the Trust, and 75,150 shares of Common Stock issuable upon exercise of warrants held directly by the Trust;
           (iii) sole dispositive power with respect to 2,434,982 shares of Common Stock held directly by David L. Lee, 912,501 shares of Common Stock issuable upon exercise of warrants held directly by David L. Lee, 150,000 shares of Common Stock issuable upon the exercise of options which have vested as of December 31, 1998 held directly by David L. Lee, 4,950,411 shares of Common Stock held directly by San Pasqual Corp., and 256,578 shares of Common Stock issuable upon exercise of warrants held directly by San Pasqual Corp.; and (iv) shared dispositive power with respect to 2,616,617 shares of Common Stock held directly by the Trust, and 75,150 shares of Common Stock issuable upon exercise of warrants held directly by the Trust.

 ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

 Not applicable.

 ITEM 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

 Not applicable.

 ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

 Not applicable.

 ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

 Not applicable.

 ITEM 9.   NOTICE OF DISSOLUTION OF GROUP.

 Not applicable.

 ITEM 10.  CERTIFICATIONS.

 Not applicable.




                                 SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


 February 12, 1999

                                       By: /s/ David L. Lee
                                          -------------------------
                                           David L. Lee